UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 25, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

WuXi PharmaTech (Cayman) Inc.

File No. 333-144806 - CF#30410

_____

WuXi PharmaTech (Cayman) Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form F-1 registration statement filed on July 24, 2007.

Based on representations by WuXi PharmaTech (Cayman) Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time period specified:

Exhibit 10.8	through December 1, 2018
Exhibit 10.9	through December 1, 2018
Exhibit 10.12	through December 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary